Via Facsimile and U.S. Mail
Mail Stop 6010

January 12, 2007

Mr. David A. Ramsay
Chief Financial Officer
Halozyme Therapeutics, Inc.
11588 Sorrento Valley Road
Suite 17
San Diego, CA 92121

Re: Halozyme Therapeutics, Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2005
     File No. 001-32335

Dear Mr. Ramsay:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant